Mail Stop 4561

February 14, 2007

Dr. Werner Brandt
Chief Financial Officer
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany

   Re: **SAP AG**
     Form 20-F for the Fiscal Year Ended
     December 31, 2005
     Filed March 22, 2006
     File No. 001-14251

Dear Dr. Brandt:

  We have reviewed your response to our letter dated December 19, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Consolidated Balance Sheets, page F-3

1. We note your current balance sheet presentation does not appear to comply with U.S. GAAP or Item 5.02 of Regulation S-X. Tell us how you considered Item 17(b) of Form 20-F to include information content similar substantially similar to financial statements that comply with U.S. GAAP and Regulation S-X.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   Please refer to comment 3 in our letter dated December 19, 2006. We have reviewed your response and it remains unclear whether the software elements (specifically the new releases) included in your maintenance agreement are additional products or upgrade rights. In this regard, help us understand why upgrading from CRM 3.0 to CRM 4.0 and CRM 5.0 of your software (as noted in your response to comment 7 in our letter dated October 30, 2006) does not represent an additional product. For example, are the differences in features and functionalities of CRM 3.0 in 2002 as compared to CRM 5.0 in 2006 insignificant? Has the core functionality of the original software remained the same during this time frame and if so, does CRM 5.0 relate only to the most up to date maintenance release sold with the original software or is the total software package marketed as CRM 5.0? Can a customer choose to purchase CRM 4.0 versus CRM 5.0? Please advise.

3.   We also note your evaluation of certain criteria in determining whether your maintenance agreements include unspecified upgrades or unspecified products. With regards to your analysis, please explain the following:

- You indicate that when a new release is made available to your customers, they have the option of whether or not to use the new release; however, they cannot use both versions in parallel. This disclosure appears to indicate that the new release is a new version of the software, which would imply that you are providing additional product. Please explain.

- Your response indicates that the development efforts incurred for an upgrade, bug fix, new release or support package, while significant, are much smaller than the development efforts incurred to develop SAP's primary software product. In your response to comment 7 in our letter dated November 24, 2006 you state "[t]he majority of SAP's research and development expense is spent on the development of functionalities and features that are delivered as part of new release of already existing software products." Please reconcile these statements as they appear to be somewhat contradictory.

- Your response states that upgrades delivered under the Company's maintenance agreements cannot be purchased separately and are not assigned separate prices. Please tell us whether new releases (CRM 3.0, CRM 4.0 or CRM 5.0) can be purchased separately.

4.   We also note in your response to comment 4 in our letter dated December 19, 2006 your discussion of the Company's new subscription agreements. It is unclear, however, how these subscription agreements differ from your traditional business model. Provide us with an example of the terms of your subscription agreements and your traditional business model. In this regard, help us understand the differences between the unspecified additional products included in your subscription agreements and the new releases and unspecified software upgrades included in your traditional business model.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief